UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Molson Coors Brewing Company

(Name of Issuer)

Class B Common Stock, par value of $0.01 (non-voting)

(Title of Class of Securities)

60871R 209

(CUSIP Number)

Jeffrey H. Coors
c/o Keystone Financing LLC
Mail Stop VR 900
P.O. Box 4030
Golden, Colorado  80403
(303) 277-3497

Jennings J. Newcom, Esq.
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado  80202
(303) 892-9400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Keystone Financing LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,252,994

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,252,994

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,252,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11% (1)

14.	Type of Reporting Person (See Instructions) 00 (2)

(1) Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

(2) The Reporting Person is a limited liability company.

CUSIP No. 217016104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Adolph Coors, Jr. Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,730,000 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,730,000 (1)

	10.	Shared Dispositive Power 9,252,994

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,982,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.4% (2)

14.	Type of Reporting Person (See Instructions) 00 (3)

(1) Includes 1,260,000 shares of Company Class A Common Stock that are exchangeable at any time on a one-for-one basis into shares of Class B Common Stock.

(2) Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

(3) The Reporting Person is a trust.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) May Kistler Coors Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,252,994

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,252,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11% (1)

14.	Type of Reporting Person (See Instructions) 00 (2)

(1) Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

(2) The Reporting Person is a trust.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grover C. Coors Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,252,994

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,252,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11% (1)

14.	Type of Reporting Person (See Instructions) 00 (2)

(1) Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

(2) The Reporting Person is a trust.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Augusta Coors Collbran Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,252,994

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,252,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11% (1)

14.	Type of Reporting Person (See Instructions) 00 (2)

(1) Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

(2) The Reporting Person is a trust.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bertha Coors Munroe Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,252,994

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,252,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11% (1)

14.	Type of Reporting Person (See Instructions) 00 (2)

(1) Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

(2) The Reporting Person is a trust.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Herman F. Coors Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,252,994

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,252,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11% (1)

14.	Type of Reporting Person (See Instructions) 00 (2)

(1) Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

(2) The Reporting Person is a trust.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Louise Coors Porter Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,252,994

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,252,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11% (1)

14.	Type of Reporting Person (See Instructions) 00 (2)

(1) Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

(2) The Reporting Person is a trust.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey H. Coors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,811 (1)

	8.	Shared Voting Power 9,252,994 (2)

	9.	Sole Dispositive Power 2,811 (1)

	10.	Shared Dispositive Power 9,252,994 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,256,337 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 2,279 shares held in custodian accounts for minor children

(2)  Includes reported securities owned by Keystone Financing LLC (“Keystone”).  The Reporting Person is one of a three-member Board of Managers.  The Board of Managers has voting power over the reported securities, as well as dispositive power over the reported securities except in the event of a sale of all or substantially all of the assets of Keystone.  All decisions of the Board of Managers, including voting and investment decisions regarding the reported securities, require the consent of a majority of the members of the Board of Managers.  The members of Keystone, including The May Kistler Coors Trust, dated September 24, 1965 (the “Trust”), have dispositive power over the reported securities only in the event of a sale of all or substantially all of the assets of Keystone.  The Reporting Person is also a trustee of the Trust, and in such capacity has, along with the other trustees of the Trust, dispositive power over the reported securities.  As such, the Reporting Person is reporting beneficial ownership of all stock held by Keystone directly and the Trust indirectly, but disclaims beneficial ownership of the reported securities owned by Keystone and the Trust except to the extent of his pecuniary interest therein.

(3)  Includes 532 shares held by spouse

(4)  Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph Coors, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 532 (2)

	8.	Shared Voting Power 9,252,994 (1)

	9.	Sole Dispositive Power 532 (2)

	10.	Shared Dispositive Power 9,252,994 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,254,058 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes reported securities owned by Keystone Financing LLC (“Keystone”). The members of Keystone, including The May Kistler Coors Trust, dated September 24, 1965 (the “Trust”), have dispositive power over the reported securities only in the event of a sale of all or substantially all of the assets of Keystone.  The Reporting Person is a trustee of the Trust, and in such capacity has, along with the other trustees of the Trust, dispositive power over the reported securities.  As such, the Reporting Person is reporting beneficial ownership of all stock held by Keystone directly and the Trust indirectly, but disclaims beneficial ownership of the reported securities owned by Keystone and the Trust except to the extent of his pecuniary interest therein.

(2)  Includes shares held by the JCGC Foundation, a donor advised fund for which reporting person is the trustee.

(3)  Includes 532 shares held by spouse.

(4)  Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John K. Coors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,049 (1)

	8.	Shared Voting Power 9,252,994 (2)

	9.	Sole Dispositive Power 6,049 (1)

	10.	Shared Dispositive Power 9,252,994 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,259,575 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 5,517 shares held in custodian accounts for minor children

(2) Includes reported securities owned by Keystone Financing LLC (“Keystone”).  The Reporting Person is one of a three-member Board of Managers.  The Board of Managers has voting power over the reported securities, as well as dispositive power over the reported securities except in the event of a sale of all or substantially all of the assets of Keystone.  All decisions of the Board of Managers, including voting and investment decisions regarding the reported securities, require the consent of a majority of the members of the Board of Managers.  The members of Keystone, including The May Kistler Coors Trust, dated September 24, 1965 (the “Trust”), have dispositive power over the reported securities only in the event of a sale of all or substantially all of the assets of Keystone.  The Reporting Person is a trustee of the Trust, and in such capacity has, along with the other trustees of the Trust, dispositive power over the reported securities.  As such, the Reporting Person is reporting beneficial ownership of all stock held by Keystone directly and the Trust indirectly, but disclaims beneficial ownership of the reported securities owned by Keystone and the Trust except to the extent of his pecuniary interest therein.

(3)  Includes 532 shares held by spouse

(4) Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter H. Coors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 189,587.41 (1)

	8.	Shared Voting Power 10,183,124 (2)

	9.	Sole Dispositive Power 189,587.41 (1)

	10.	Shared Dispositive Power 10,183,124 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,376,366 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.1% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 5,517 shares held in custodian accounts for minor children

(2)  Includes reported securities owned by Keystone Financing LLC (“Keystone”).  The Reporting Person is one of a three-member Board of Managers.  The Board of Managers has voting power over the reported securities, as well as dispositive power over the reported securities except in the event of a sale of all or substantially all of the assets of Keystone.  All decisions of the Board of Managers, including voting and investment decisions regarding the reported securities, require the consent of a majority of the members of the Board of Managers.  The members of Keystone, including The May Kistler Coors Trust, dated September 24, 1965 (the “Trust”), have dispositive power over the reported securities only in the event of a sale of all or substantially all of the assets of Keystone.  The Reporting Person is a trustee of the Trust, and in such capacity has, along with the other trustees of the Trust, dispositive power over the reported securities.  As such, the Reporting Person is reporting beneficial ownership of all stock held by Keystone directly and the Trust indirectly, but disclaims beneficial ownership of the reported securities owned by Keystone and the Trust except to the extent of his pecuniary interest therein.  Also includes 930,130 options to purchase Class B Common Stock with various exercise prices and various expiration dates.

(3)  Includes 532 shares held by spouse and 3,123 shares held by children.  Also includes 930,130 options to purchase Class B Common Stock with various exercise prices and various expiration dates.

(4) Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William K. Coors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,573,801 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,573,801 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,573,801

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes reported securities owned by Keystone Financing LLC (“Keystone”).  The members of Keystone, including The May Kistler Coors Trust, dated September 24, 1965 (the “Trust”), have dispositive power over the reported securities only in the event of a sale of all or substantially all of the assets of Keystone.  The Reporting Person is also a trustee of the Trust, and in such capacity has, along with the other trustees of the Trust, dispositive power over the reported securities.  As such, the Reporting Person is reporting beneficial ownership of all stock held by Keystone directly and the Trust indirectly, but disclaims beneficial ownership of the reported securities owned by Keystone and the Trust except to the extent of his pecuniary interest therein.  Also includes reported securities held with spouse in joint tenancy.

(2)  Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed on behalf of each of the following persons pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), with respect to the Class B Common Stock:  Keystone Financing LLC (“Keystone Financing”); the Adolph Coors, Jr. Trust, dated September 12, 1969 (“the Adolph Coors, Jr. Trust”); the Grover C. Coors Trust, dated August 7, 1952 (the “Grover C. Coors Trust”); the Herman F. Coors Trust, dated July 5, 1946 (the “Herman F. Coors Trust”); the May Kistler Coors Trust, dated September 24, 1965 (the “May Kistler Coors Trust”); the Augusta Coors Collbran Trust, dated July 5, 1946 (the “Augusta Coors Collbran Trust”); the Bertha Coors Munroe Trust, dated July 5, 1946 (the “Bertha Coors Munroe Trust”); the Louise Coors Porter Trust, dated July 5, 1946 (the “Louise Coors Porter Trust”); William K. Coors; Joseph Coors, Jr.; Jeffrey H. Coors; Peter H. Coors; and John K. Coors (collectively, the “Reporting Persons”), and amends the Schedule 13D filed with the United States Securities and Exchange Commission on February 22, 2005 (the “Original Schedule 13D”).  Capitalized terms used in this Amendment No. 1 but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.  Except as amended hereby, the Original Schedule 13D (including the exhibits incorporated by reference into such Original Schedule 13D) remains in effect.  This Amendment No. 1 is being filed as a result of the resignation of William K. Coors, and the appointment of Peter H. Coors and John K. Coors, as managers of Keystone Financing, as reflected in the revised footnotes to the cover pages for these persons and in the amendment to Item 2 and Item 6 of this Amendment No. 1 and to update certain other matters relating to the filing persons.

Item 2.                    Identity and Background

Item 2 of the Original Schedule 13D is amended by deleting in its entirety the text under subheading “A.  Limited Liability Company” and “B. Trusts” and replacing such text with the following:

A. Limited Liability Company

Name	Principal Place of Business	State of Organization	Principal Business	Managers

Keystone Financing LLC	Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Delaware	To manage assets for the benefit of its members	Jeffrey H. Coors Peter H. Coors John K. Coors

B. Trusts

Name	Principal Place of Business	State of Organization	Principal Business	Trustees

Adolph Coors, Jr. Trust	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Jeffrey H. Coors Peter H. Coors Christien Coors Ficeli Melissa E. Coors

Grover C. Coors Trust	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Jeffrey H. Coors Peter H. Coors John K. Coors

Herman F. Coors Trust	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Jeffrey H. Coors Peter H. Coors John K. Coors J. Bradford Coors

May Kistler Coors Trust	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Joseph Coors, Jr. Jeffrey H. Coors Peter H. Coors John K. Coors

Name	Principal Place of Business	State of Organization	Principal Business	Trustees

Augusta Coors Collbran Trust	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Jeffrey H. Coors Peter H. Coors John K. Coors

Bertha Coors Munroe Trust	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Jeffrey H. Coors Peter H. Coors John K. Coors

Louise Coors Porter Trust	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Jeffrey H. Coors Peter H. Coors John K. Coors

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The first paragraph of Item 6 of the Original Schedule 13D is amended and replaced in its entirety by the following:

Jeffrey H. Coors, Peter H. Coors and John K. Coors are the managers of Keystone Holdings.  The Board of Managers has voting power over the reported securities, as well as dispositive power over the reported securities except in the event of a sale of all or substantially all of the assets of Keystone.  All decisions of the Board of Managers, including voting and investment decisions regarding the reported securities, require the consent of a majority of the members of the Board of Managers.  Each manager disclaims beneficial ownership of the shares of Class B Common Stock held by Keystone Financing and the other managers except to the extent of his pecuniary interest therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2005
Date

/s/ Jeffrey H. Coors
Signature

Jeffrey H. Coors, Trustee in His Individual Capacity and as Attorney-in-Fact
Name/Title

Power of Attorney for Adolph Coors, Jr. Trust; Grover C.
Coors Trust; May Kistler Coors Trust; Herman F. Coors
Trust; Augusta Coors Collbran Trust; Bertha Coors
Munroe Trust; Louise Coors Porter Trust; William K.
Coors; Jeffrey H. Coors; John K. Coors; Joseph Coors, Jr.;
and Peter H. Coors; filed as Exhibit 99.1 to this filing.